[HYPERCOM LETTERHEAD]

August 30, 2010

Via EDGAR and by courier

Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 4561
100 F Street NE
Washington, D.C.  20549

RE:	Hypercom Corporation

Form 10-K for the Fiscal Year Ended December 31, 2009

Form 10-Q for the Quarterly Period Ended March 31, 2010

Forms 8-K filed on March 1, 2010 and May 5, 2010

File No. 001-13521

Dear Mr. Krikorian:

This letter responds to the letter of the staff of the Securities and Exchange Commission (the “Staff”), dated July 9, 2010, to Hypercom Corporation (the “Company,” “we,” “our,” or “us”) regarding (i) its Form 10-K for the Fiscal Year Ended December 31, 2009; (ii) its Form 10-Q for the Quarterly Period Ended March 31, 2010; and (iii) its Forms 8-K filed on March 1, 2010 and May 5, 2010, File No. 001-13521.

This letter sets forth each comment of the Staff in the comment letter (numbered in accordance with the comment letter) and, following each comment, sets forth the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1. Business, page 2

Staff Comment:

1.           Please tell us what consideration you gave to providing in your business section the disclosure called for by Item 101(c)(l)(v) of Regulation S-K with respect to the seasonality of the company's business. In this regard, we note from page 99 that revenues for your first quarter were lower than the other three quarters for each of the past three fiscal years, and we note further that in your earnings call for the fiscal quarter and year ended December 31, 2009, management indicated that the company's first quarter historically tends to have lower revenues.

Securities and Exchange Commission
August 30, 2010

Company Response:

We respectfully submit that in our Annual Report on Form 10-K for the year ended December 31, 2010 (“2010 10-K”), and, where appropriate, in our other future periodic report filings, we will revise our disclosure in our Item 1. Business or other applicable section to discuss what we consider to be periodic trends rather than seasonality. Our disclosure in this regard will be similar to the following (a variation of which was also disclosed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010):

“Quarterly Trends and Fluctuations

We generally expect that our quarterly results of operations will be lower in the first quarter compared to the remaining quarters of our fiscal year, principally due to decreased first quarter demand for our products from North American retailers.”

Proprietary Rights, page 14

Staff Comment:

2.           Please refer to prior comment 3 from our letter dated April 24, 2008, relating to your Form 10-K for the fiscal year ended December 31, 2007. In response to this prior comment, you indicated in your response letter dated May 23, 2008, that the company would provide enhanced disclosure in future filings regarding its patents, copyrights, trademarks and trade secrets, including their importance to the company and their duration, pursuant to Item 101(c)(1)(iv) of Regulation S-K. However, you do not appear to have provided such enhanced disclosure in your Form 10-K for the fiscal year ended December 31, 2009. In this regard, we note that the disclosure under the heading "Proprietary Rights" in your Form 10-K for fiscal 2009 is substantially similar to that provided in your Form 10-K for fiscal 2007. Please advise.

Company Response:

We respectfully submit that we believe that no single patent, copyright, trademark, trade secret, license agreement, or other proprietary right is materially important to any of our individual reporting segments, either in terms of royalty payments due or payable or intellectual property rights granted or received. As such, we determined that enhanced disclosure pursuant to Item 101(c)(1)(iv) of Regulation S-K is not required in our periodic report filings. We apologize for not previously advising the Commission of our change in view.

Nevertheless, we recognize the significance that proprietary rights have to our Company as a whole, and therefore we intend to include disclosure in our 2010 10-K, and, where appropriate, in our other future periodic report filings, substantially as follows:

Securities and Exchange Commission
August 30, 2010

“We seek to establish and maintain our proprietary rights in our technology and products through the use of patents, copyrights, trademarks and trade secret laws. We file applications for and obtain patents, copyrights and trademarks in the United States and in selected foreign countries where we believe filing for such protection is appropriate. We also seek to maintain our trade secrets and confidential information by nondisclosure policies and through the use of appropriate confidentiality agreements.

We currently hold U.S. and international patents relating to POS terminals and related products and also have a number of pending patent applications relating to our POS terminal products and networking products. Granted patents typically have a life of twenty years from the date of filing of the application. While our earliest granted patent (assigned to us in the Thales e-Transactions acquisition) was filed in 1989, a majority of our patent applications have been filed since January 1, 2001. We believe that the duration of our patents is adequate relative to the expected lives of our products. Because of continual innovation and product development in the electronic payments industry, our products are often likely to reach their end of life before any patents related to them expire.

We currently hold trademark registrations in the U.S. and numerous other countries for the “Hypercom” mark and logo. In addition, we have a number of other U.S. and foreign trademark registrations, and pending trademark applications, relating to our products and services. We embed copyright notices in our software products advising all users that we own the rights to the software. We also place copyright notices on documentation related to these products. We routinely rely on contractual arrangements to protect our proprietary software programs, including written contracts prior to product distribution or through the use of click-through license agreements. We typically do not obtain federal copyright registrations for our software.

While we believe the protection afforded by our patents, copyrights, trademarks and trade secrets has value, our business as a whole is not significantly dependent on any one patent, copyright, trademark or trade secret. The rapidly changing technology in the electronic payments industry and uncertainties in the legal process for enforcement of intellectual property rights in certain countries make our future success more dependent on the innovative skills, technological expertise and abilities of our employees, rather than on the protection afforded by patents, copyrights, trademarks and trade secrets.”

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Contractual Obligations, page 49

Staff Comment:

3.           We note your disclosure on page 88 of your liability for uncertain tax positions, however, you have not presented a corresponding obligation within your contractual obligations table nor have you disclosed the basis for excluding these amounts from the table. Please tell us how you considered the SEC Regulations Committee Meeting minutes of April 17, 2007. Please also refer to response number 8 in your correspondence to us dated May 23, 2008.

Securities and Exchange Commission
August 30, 2010

Company Response:

We respectfully submit that we have reviewed the SEC Regulations Committee Meeting minutes of April 17, 2007 and in our 2010 10-K, and, where appropriate, in our other future periodic report filings, we will add a footnote to the table disclosing the amounts excluded from the table for our liability for uncertain tax positions and the basis for such exclusion. Our disclosure in this regard will be similar to the following (a variation of which was also disclosed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010):

“As of December 31, 2010, we have recorded $___ million of uncertain tax positions as liabilities in accordance with the accounting guidance, and we are uncertain as to if or when such amounts may be settled. These amounts have not been included in the table above.”

Item 7A. Quantitative and Qualitative Disclosures About Market Risk, page 50

Staff Comment:

4.           We note that you previously "hedged the translation of [y]our net investment in foreign subsidiaries in an attempt to neutralize the effect of translation gains or losses in the statement of operations." Please tell us how you accounted for this hedge and refer to-the authoritative guidance you relied upon when determining your accounting. As part of your response, tell us the amounts recorded in your financial statements related to the hedge in the periods presented.

Company Response:

In order to hedge the effect of foreign currency translation gains or losses and a portion of our transactional gains and losses, we have in the past periodically entered into forward foreign exchange contracts. We considered FASB Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended by Statement of Financial Accounting Standards No. 138, Accounting for Certain Derivative Instruments and Hedging Activities, and Statement of Financial Accounting Standards No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, now codified as FASB ASC 815, in accounting for these derivative instruments. Since we did not attempt to qualify or account for the derivative instruments as effective hedges, all changes in the fair value of the derivative instruments were recorded through the foreign currency gains and loss account within the consolidated statements of operations. The U.S. Dollar notional amount of the contracts at December 31, 2009 and 2008 was zero and $13.0 million, respectively. The total fair value of the forward contracts is reflected in accrued liabilities and was zero and $0.1 million as of December 31, 2009 and 2008, respectively.

Securities and Exchange Commission
August 30, 2010

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 51

Staff Comment:

5.           We note the following disclosure: "[O]ur Chief Executive Officer, Chief Financial Officer, and Chief Accounting Officer have concluded that, as of the end of such period, our disclosure controls and procedures were effectively designed to ensure that information we are required to disclose in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported timely as specified in SEC rules and forms and is (2) accumulated and communicated to our management, including our certifying officers, as appropriate to allow timely decisions regarding required disclosures" (italics added). Item 307 of Regulation S-K requires disclosure of management's conclusion regarding the effectiveness, not merely the design, of the registrant's disclosure controls and procedures. Confirm, if true, that your certifying officers reached a conclusion that your disclosure controls and procedures are in fact effective, and revise future filings accordingly. Please note that this comment also applies to your disclosure on page 22 of your Form 10-Q for the quarterly period ended March 31, 2010.

Company Response:

We hereby confirm as true that our certifying officers reached a conclusion that our disclosure controls and procedures were in fact effective for the periods covered by our Form 10-K for the Fiscal Year Ended December 31, 2009 and our Form 10-Q for the Quarterly Period Ended March 31, 2010. We also disclosed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010 that our certifying officers reached a conclusion that our disclosure controls and procedures were in fact effective for such period. We respectfully submit that in our 2010 10-K, and, where appropriate, in our other future periodic report filings, we will maintain compliance with the disclosure required by Item 307 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 60

Staff Comment:

6.           We note that you reconcile "Loss before discontinued operations" to ''Net cash provided by operating activities." Please tell us how you considered ASC 230-10-45-28, which indicates that the statement of cash flows prepared under the indirect method should start with "net income."

Securities and Exchange Commission
August 30, 2010

Company Response:

We respectfully submit that we have reviewed ASC 230-10-45-28 and will revise the presentation of the statement of cash flows in our future periodic report filings to begin with net income or loss. The change in presentation will have no impact on net cash provided by operating activities for any of the periods presented. This change was reflected in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

Notes to Consolidated Financial Statements

Note 22. Segment, Geographic, and Customer Information, page 94

Staff Comment:

7.           Please tell us what consideration you gave to disclosing material amounts of revenue or assets attributable to any individual countries pursuant to FASB ASC 280-10-50-41. Further, we note that this footnote, which you cross-reference on page 2 of your Business section, does not appear to provide the complete disclosure called for by Item 101(d) of Regulation S-K. In this regard, please provide the revenues attributable to, and long-lived assets located in, the company's country of domicile and any individual foreign country, if material.

Company Response:

We respectfully agree that we have not included all information as required by ASC 280-10-50-41 and Item 101(d) of Regulation S-K and will specifically disclose such information in our future periodic report filings. The net revenue attributable to the United States was 16.9% and 19.7% of consolidated net revenue, respectively, for the years ended December 31, 2009 and 2008. The other countries with material net revenue were Germany and Brazil. Germany’s net revenue was 16.4% and 12.3% of consolidated net revenue, respectively, for the years ended December 31, 2009 and 2008. Brazil’s net revenue was not material to consolidated net revenue for the year ended December 31, 2009, and 10.6% of consolidated net revenue for the year ended December 31, 2008.

Total long-lived assets that cannot be readily removed from the United States, as a percentage of total property, plant and equipment, net, was 10.7% and 10.0%, respectively, as December 31, 2009 and 2008.

In addition, we will disclose in our future periodic report filings all long-lived assets that cannot be readily removed from a country outside the United States with a net book value of greater than 10% of total property plant and equipment, net. There were no such countries as of December 31, 2009 and 2008.

Securities and Exchange Commission
August 30, 2010

Item 10. Directors, Executive Officers and Corporate Governance (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 26, 2010)

Corporate Governance

Director Nominee Criteria and Process, page 9

Staff Comment:

8.           You discuss in this section key experiences that you believe your current directors bring to the board, such as leadership and finance experience, and you indicate that such experiences are "represented in their individual biographies" in the proxy statement. Notwithstanding the reference to the individual biographies of the directors, you do not appear to have adequately identified and discussed, on a director-by-director basis, the specific experience, qualifications, attributes or skills that led to the conclusion that each such director or director-nominee should serve on the board of the company, as called for by Item 401(e)(1) of Regulation S-K. For guidance, please consider our Regulation S-K Compliance and Disclosure Interpretation 116.05.

Company Response:

We respectfully submit that, on a director-by-director basis, the specific experience, qualifications, attributes or skills that led to the conclusion that each of our directors or director-nominees should serve on the board of the Company is inherent in the positions that such directors or director-nominees have held as set forth in their individual biographies or elsewhere in our filings. However, we acknowledge the Staff’s comment and therefore respectfully submit that we will seek to enhance this disclosure in our 2010 10-K, or, if applicable, as incorporated by reference from the information contained in our Definitive Proxy Statement on Schedule 14A with respect to our 2011 Annual Meeting of Stockholders (filed with the SEC no later than 120 days following our fiscal year end) (“2011 Proxy Statement”), and, where appropriate, in our other future periodic report filings.

Item 11. Executive Compensation (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 26, 2010).

Compensation Discussion and Analysis, page 11

General

Staff Comment:

9.           Please refer to prior comments 1 through 3 from our letter dated June 20, 2008, relating to your Form 10-K for the fiscal year ended December 31, 2007. In response to these comments, you indicated in your response letter dated July 14, 2008, that the company would provide enhanced disclosure in future filings to provide each of the following:

Securities and Exchange Commission
August 30, 2010

•	Additional analysis of the effect of individual performance on cash compensation for your named executive officers;

•
A focused quantitative discussion of the extent to which target or maximum levels of performance goals were achieved and how achievement of the various corporate performance objectives and individual goals resulted in specific payouts under your annual cash incentive plan; and

•	Specific disclosure of the items of performance considered with respect to grants of stock options to your named executive officers.

However, you do not appear to have provided such enhanced disclosure with respect to the above matters in your compensation discussion and analysis for fiscal 2009. Please advise.

Company Response:

We respectfully submit that we provided the enhanced disclosure with respect to the above matters in our Compensation Discussion and Analysis for both fiscal 2008 and fiscal 2009, respectively, as included in our Definitive Proxy Statement on Schedule 14A, File No. 001-13521 filed April 30, 2009 and our Definitive Proxy Statement on Schedule 14A, File No. 001-13521 filed on April 26, 2010 (“2010 Proxy”). However, we acknowledge the Staff’s comment and therefore respectfully submit that in our 2010 10-K, or, if applicable, as incorporated by reference from the information contained in our 2011 Proxy Statement, and, where appropriate, in our other future periodic report filings, we will evaluate, and where appropriate, seek to further enhance our disclosure with respect to the above matters in our Compensation Discussion and Analysis for fiscal 2010. Please refer to our responses to Comments 10, 11 and 12 below for a partial sample of what our enhanced disclosure on these topics may consist of in future filings.

Analysis and Components of Executive Compensation, page 14

Staff Comment:

10.           We note your disclosure that the company engages in competitive benchmarking in determining compensation for its named executive officers. In this regard, we note your statements that you target base salaries for your executives at the median base salary of executives performing similar roles at companies of similar size and complexity as Hypercom, and that over time you aim to approach total cash compensation (including base salary) at approximately the 75th percentile of executives at such comparable companies. Please clearly disclose where actual 2009 payments fell in comparison to the targeted benchmarks with respect to each material element of compensation that the company benchmarks. To the extent actual compensation for any of your named executive officers differs significantly from the targeted percentile, please explain why.

Securities and Exchange Commission
August 30, 2010

Company Response:

As part of our overall compensation philosophy, we strive to have total compensation (including base salary) for our executive officers approach, on average and over time, total compensation at approximately the 75th percentile of executives at companies comparable to ours. In 2009, in order to analyze and make recommendations to our Compensation Committee with respect to payouts of total annual compensation to our CEO, we prepared a market comparison of CEOs or comparable executives at 15 companies that had annual revenues, market capitalizations, and other financial factors in common with the Company, which included a number of our Peer Companies (as defined in our 2010 Proxy). For review of total annual compensation for our other named executive officers, we currently include such executives in our regular annual Top 50 review of total annual compensation using available survey sources. However, on a going forward basis, we may conduct the same analysis for the other named executive officers as we do for our CEO.

As part of our research in response to this comment, we compared compensation data for each of our named executive officers for fiscal 2009 with data from the most recent fiscal year that included up to 14 of the 15 comparable companies available as obtained from an outside survey source. Based on this analysis, 2009 total compensation paid to our named executive officers, on a percentage ranking basis compared to the comparable payouts to executives at the comparison companies, was as follows:

Named Executive Officer(1)	Total Annual Cash Compensation(2)	Total Equity and LTI Compensation	Total Other Compensation	Total Direct Compensation(3)
Philippe Tartavull	47th percentile	45th percentile	75th percentile	29th percentile
Thomas Sabol	25th percentile	64th percentile	Zero percentile	49th percentile
Robert Vreeland	Zero percentile	22nd percentile	100th percentile	Zero percentile
Henry Gaillard	63rd percentile	32nd percentile	5th percentile	38th percentile
Douglas Reich	33rd percentile	4th percentile	Zero percentile	Zero percentile
(1) The rankings for Thomas Sabol and Robert Vreeland are based on partial annual compensation amounts for fiscal 2009 due to the hiring of Mr. Sabol and termination of Mr. Vreeland, both of which occurred in the second quarter of 2009. Comparisons for Scott Tsujita and Norman Stout were not completed due to the lack of comparable data for their respective positions.

(2) Included in Total Annual Cash Compensation is what we labeled as “discretionary bonuses” for our named executive officers, which we compared to the applicable discretionary bonuses of the executives at the comparison companies. However, these bonus payments, which were earned for performance in fiscal 2009 and paid in 2010, were made pursuant to our annual cash incentive award plan and are in no way discretionary. Rather, they were based on the achievement of well defined performance metrics. Therefore, as stated in our response to Comment 13 below, we will in the future categorize and report annual cash incentive awards as non-equity incentive plan awards rather than bonuses, to the extent such are based on performance measures and not purely discretionary.

(3) Total compensation paid to our named executive officers in fiscal 2009 (other than Thomas Sabol and Robert Vreeland for the reasons stated above in the first footnote), on a percentage ranking basis compared to the comparable payouts to executives at the comparison companies, was in all cases below the targeted 75th percentile, primarily due to the fact that targeted performance metrics for the full fiscal year in 2009 were only partially achieved by the named executive officers and, therefore, on average and over time, total compensation is not yet approaching the 75th percentile of executives at comparable companies.

We respectfully submit that in our 2010 10-K, or, if applicable, as incorporated by reference from the information contained in our 2011 Proxy Statement, and, where appropriate, in our other future periodic report filings, we will clearly disclose where actual 2010 payments fall in comparison to targeted benchmarks with respect to each material element of compensation that the Company benchmarks. To the extent actual compensation for any of our named executive officers differs significantly from the targeted percentile, we will provide an explanation.

Securities and Exchange Commission
August 30, 2010

Annual Cash Incentive Awards for 2009, page 16

Staff Comment:

11.           You disclose that cash awards made to your named executive officers for 2009 under your revised cash incentive plan were based in part on achievement of corporate financial performance targets based on operating income and revenues for the balance of fiscal 2009. You disclose actual operating income and revenue for the applicable period, but you do not disclose the specific terms of the targets. It appears that you have omitted quantitative disclosure of the terms of these performance targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K. To the extent you believe that disclosure of the operating income and revenue targets may be omitted pursuant to Instruction 4, please provide us with a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical, company-wide financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. For guidance, refer to our Regulation S-K Compliance Disclosure and Interpretation 118.04.

Company Response:

At the time we filed our 2010 Proxy, we considered the specific terms of the targets for operating income and net revenue pursuant to our cash incentive award plan for fiscal 2009 to be confidential, competitive information, the disclosure of which could result in harm to our ability to compete, and therefore we did not disclose such information in our 2010 Proxy. However, upon further consideration, and in lieu of providing the Staff a detailed supplemental analysis supporting this conclusion, we respectfully advise the Staff of the following:

Our fiscal 2009 cash incentive award plan applied to performance achieved from the second quarter through the fourth quarter of 2009. Payout under this balance of the year plan was based on the achievement of targets for each of operating income for the period and net revenue for the period as established by the Compensation Committee and derived from the corporate budget for the period that was approved by our Board of Directors. The plan contemplated a “bonus pool” funded from two sources: (i) by a percentage of operating income, with the percentage diminishing if higher levels of operating income were achieved, and (ii) by a fixed dollar amount of funding based on the achievement of net revenue targets, with the fixed amount increasing in step functions if performance increased. Certain thresholds were also established for the plan: (i) there would be no funding of the bonus pool from any source unless operating income exceeded $5.9 million for the period; (ii) there would be no funding of the net revenue component of the pool unless net revenue exceeded 80% of the budgeted revenue for the period, or $261.2 million; and (iii) no individual could earn more than 100% of their personal target incentive, prorated for three quarters. Based on our aggregate financial results for the second, third and fourth quarter of 2009 that exceeded these thresholds, the bonus pool was funded at the level that yielded the payouts as described in our 2010 Proxy, subject to a provision in the plan that required 80% of the incentive payout to any individual to be determined by the overall corporate results as described above, and 20% to be determined by an evaluation of their personal contribution through a personal performance objectives process.

We respectfully submit that in our 2010 10-K, or, if applicable, as incorporated by reference from the information contained in our 2011 Proxy Statement, and, where appropriate, in our other future periodic report filings, we will include quantitative disclosure of the terms of performance targets except to the extent we believe that disclosure of the performance targets may be omitted pursuant to Instruction 4 to Item 402(b) of Regulation S-K, in which case we will provide the Staff with a detailed supplemental analysis supporting our conclusion.

Securities and Exchange Commission
August 30, 2010

Long-Term Incentives, page 17

Staff Comment:

12.           Please explain how you determined the size of the stock option and restricted stock awards granted to your named executive officers for fiscal 2009. See Item 402(b)(1)(v) of Regulation S-K. With respect to stock option grants, as noted in prior comment 3 from our letter dated June 20, 2008, you indicate that the number of options granted to each named executive officer for 2009 was based in part on "individual performance, retention risk, compensation bands, and other special factors," but it is unclear from the disclosure provided how these factors were considered in determining the appropriate size of the option grants. It is similarly unclear from the disclosure provided how you determined the size of the 2009 restricted stock awards for each of your named executive officers. Please ensure that your disclosure contains appropriate analysis of the specific factors the compensation committee considered in setting compensation levels and that it describes the reasons why the committee believes that the equity awards granted to each named executive officer are appropriate in light of the various items considered in making specific compensation decisions.

Company Response:

We respectfully submit that equity compensation is used together with base salary and cash-based, non-equity incentive awards as a component of total compensation. To ensure that we are able to attract and retain high-caliber executives, our total compensation package for any executive is constructed so that the executive’s total compensation will, on average and over time, approach total compensation at approximately the 75th percentile of executives at companies comparable to ours (assuming that our performance is similar to that of the comparable companies). Our total compensation packages for our named executive officers are heavily weighted towards equity compensation and non-equity incentive awards since we consider these two elements to align our named executive officers’ interests with those of our stockholders.

Securities and Exchange Commission
August 30, 2010

In 2009, through our standard annual compensation process, our CEO, Philippe Tartavull, presented the Compensation Committee with a proposal for equity awards for each named executive officer, together with detailed underlying rationale and analysis for each executive’s total compensation package, competitive market data for positions in comparable companies, each named executive officer’s personal performance, the importance of each named executive officer’s anticipated contributions to the development of long-term value creation, and, where appropriate, the number and value of each named executive officer’s then current equity award holdings. The Committee, using in part peer group compensation data and equity award valuation analyses provided by compensation specialists within our Human Resources department, as well as compensation guidelines provided by outside compensation consultants hired by the Company in prior fiscal years and the Committee members’ own experience and knowledge with respect to equity compensation, reviewed and, where appropriate, modified the recommended awards prior to approving them. For fiscal 2009, all equity incentive awards made through the annual compensation process were in the form of restricted stock award grants. One of our named executive officers, Thomas Sabol, received a stock option grant in 2009 upon his hiring as our Chief Financial Officer. We determined the size of this grant based on our targeted total compensation package for the position, other elements of compensation agreed to with Mr. Sabol, and our consideration of his experience and ability to deliver value to our stockholders. The Committee concluded that the equity grants to our named executive officers in fiscal 2009 were appropriate in light of all of the foregoing factors and criteria considered by the Committee.

We respectfully submit that in our 2010 10-K, or, if applicable, as incorporated by reference from the information contained in our 2011 Proxy Statement, and, where appropriate, in our other future periodic report filings, we will ensure that our disclosure contains appropriate analysis of the specific factors our Compensation Committee considers in setting compensation levels and will describe the reasons why the Committee believes that the equity awards granted to each named executive officer are appropriate in light of the various items considered in making specific compensation decisions.

Summary Compensation Table, page 22

Staff Comment:

13.           We note that you have included in the bonus column of your summary compensation table the cash incentive awards paid to your executive officer for fiscal years 2007 through 2009. Your compensation discussion and analysis indicates that these annual cash incentive awards (as contrasted with purely discretionary awards) are tied to achievement of specific annual corporate and individual performance targets that were pre-established and communicated to your executives. Accordingly, it appears that these awards were made pursuant to an "incentive plan," as such term is defined in Item 402(a)(6)(iii) of Regulation S-K, and that they should be reported in the summary compensation table as non-equity incentive plan awards. The bonus column should include only those awards that were purely discretionary without correlation to satisfaction of specific performance measures. It further appears that the Grants of Plan Based Awards table should reflect your performance-based cash incentive bonus plans. If you disagree, please provide an analysis as to why you believe these amounts should be characterized as bonus awards rather than non-equity incentive plan awards. For further guidance, see our Regulation S-K Compliance and Disclosure Interpretation 119.02.

Securities and Exchange Commission
August 30, 2010

Company Response:

We respectfully submit that in our 2010 10-K, or, if applicable, as incorporated by reference from the information contained in our 2011 Proxy Statement, and, where appropriate, in our other future periodic report filings, we will report annual cash incentive awards in the Summary Compensation Table as non-equity incentive plan awards rather than bonuses, and our Grants of Plan Based Awards table will reflect our performance-based cash incentive bonus plans.

Item 13. Certain Relationships and Related Transactions, and Director Independence (Incorporated by reference from Definitive Proxy Statement on Schedule 14A filed April 26, 2010)

Certain Relationships and Related Transactions, page 41

Staff Comment:

14.           You disclose that you "did not enter into or participate in any such Interested Transactions or any other related transactions in Fiscal 2009.” Item 404(a) of Regulation S-K requires disclosure of transactions with related persons "since the beginning of the registrant's last fiscal year, or any currently proposed transaction." Please confirm that there were no transactions during the full period specified by Item 404(a) that were required to be disclosed by the company in its definitive proxy statement, or advise. Provide conforming disclosure in future filings.

Company Response:

We hereby confirm that, at the time we filed our 2010 Proxy, we concluded that there were no such transactions since the beginning of our last fiscal year, or any currently proposed transactions, that were required to be disclosed in our 2010 Proxy. Please note that our view has subsequently changed as noted in our response to Comment 15 below. We respectfully submit that in our 2010 10-K, or, if applicable, as incorporated by reference from the information contained in our 2011 Proxy Statement, and, where appropriate, in our other future periodic report filings, we will conform our disclosure in this regard in accordance with Item 404(a) of Regulation S-K.

15.           We note your brief discussion in this section of company's credit agreement and other transactions with Francisco Partners and its affiliates, and we note disclosure elsewhere that your director Keith Geeslin is a partner of Francisco Partners. Please tell us how you concluded that you were not required to identify your transactions with Francisco Partners and its affiliates as related party transactions pursuant to Item 404(a) and to provide the complete disclosure called for by that Item with respect to such transactions. In this regard, if it is your belief, please explain how you concluded that Mr. Geeslin does not have a "material direct or indirect interest" in such transactions.

Securities and Exchange Commission
August 30, 2010

Company Response:

For purposes of our 2010 Proxy, we concluded that, in accordance with Instruction 6(b) to Item 404(a) of Regulation S-K, Mr. Geeslin did not have a direct or indirect material interest in the transactions with Francisco Partners II, L.P. (“FP II”) and its affiliates due to the facts that (i)  Mr. Geeslin’s interest arises only from his position as a limited partner of FP II in which he, and all other persons specified in Instruction 1 to Item 404(a) of Regulation S-K, have an interest of less than ten percent, and (ii) Mr. Geeslin is not a general partner of and does not hold another position in FP II or its affiliate, FP Hypercom Holdco, LLC (“Holdco”), the holder of the Warrant. Therefore, we concluded that our transactions with FP II and Holdco are not related party transactions pursuant to Item 404(a). However, we have subsequently learned that, although Mr. Geeslin is not personally a direct general partner of FP II or Holdco, he is a member and manager of Francisco Partners GP II Management, LLC, which is the general partner of Francisco Partners GP II, L.P., which, in turn, is the general partner of FP II. In addition, FP II is the managing member of Holdco. As a result, on a going forward basis, we will consider Mr. Geeslin to have an indirect material interest in the transactions and, as necessary, will make the full disclosure pursuant to Item 404(a) with regard to Mr. Geeslin in our 2010 10-K, or, if applicable, as incorporated by reference from the information contained in our 2011 Proxy Statement, and, where appropriate, in our other future periodic report filings.

Forms 8-K filed on March 1, 2010 and May 5, 2010

Staff Comment:

16.           We note your presentation, within the Reconciliation of Non-GAAP Financial Measures, of non-GAAP percentages of product revenue, service revenues and total net revenue. Please revise in future filings to clearly label these percentages as non-GAAP.

Company Response:

We respectfully submit that we will label the percentages for all non-GAAP measures as “Non-GAAP” in our future current and periodic report filings, as applicable. This change was reflected in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010.

Securities and Exchange Commission
August 30, 2010

Form 10-Q for the Quarterly Period ended March 31, 2010

Notes to Consolidated Financial Statements

Note 2. Business Acquisitions and Other

HBNet Sale to the Phoenix Managed Networks, page 4

Staff Comment:

17.           Please explain how you have accounted for the Phoenix Managed Networks transaction. In this regard, clarify whether you sold assets or a business, the fair value of the assets or business sold, whether you have substantial continuing performance obligations or any actual or implied commitments to support the operations of the Phoenix. Also, please tell us how you have accounted for your interest in Phoenix.

Company Response:

We respectfully submit that we accounted for the Phoenix Managed Networks, LLC (“PMN”) transaction in accordance with EITF 01-2, as codified in ASC 845. We received $1.0 million in cash related to the sale of our majority interest in HBNet, LLC (“HBNet”), upon which we recorded a gain of $670,000. The calculation of the gain considered the book value of the assets contributed ($0.5 million), cash received by the Company from the joint venture partner ($1.0 million), and management’s best estimate of the fair market value of HBNet ($1.7 million). We also considered whether our investment in and relationship with PMN would preclude us from recording the gain or require us to consolidate PMN under FASB ASC Topic 810 Consolidations. Given that we have no substantial continuing performance obligations or actual or implied commitments to support the operations of PMN beyond our ownership percentage (or a pro rata portion thereof in the event of operating losses beyond a certain dollar amount that our venture partner is required to fund on its own), we concluded we were not the primary beneficiary of PMN and, therefore, consolidation of this entity by the Company was not required. Our investment is considered to be an equity investment classified as other long term assets. All income or the portion of the loss, in excess of our venture partner’s operating losses will be recorded in other non-operating income and expense. Our disclosure related to this matter in our future periodic report filings will be similar to the following (a variation of which was also disclosed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010):

“On February 17, 2010, the Company and The McDonnell Group formed a new venture, Phoenix Managed Networks, LLC (“PMN”), which equips payment processors, banks and retailers worldwide with highly reliable and cost-effective data communications services for transaction-based applications. In this transaction, an affiliate of The McDonnell Group contributed $1.0 million to PMN in consideration for which it received preferred membership interests in PMN representing 60% of PMN’s outstanding preferred interests.  At the same time, the Company’s wholly owned subsidiary, Hypercom U.S.A., Inc. (“HYC USA”), contributed certain assets, including all of the outstanding membership interests of HYC USA’s wholly owned subsidiary, HBNet, LLC, to PMN in consideration for which HYC USA received preferred membership interests in PMN representing the remaining 40% of PMN’s outstanding preferred interests and $1.0 million in cash. For accounting purposes, the Company treated this transaction as a sale of 60% of its interest in HBNet to The McDonnell Group in exchange for $1.0 million, and a contribution of its other 40% interest in HBNet to PMN in exchange for a 40% interest in PMN. As a result, the Company recorded a gain of $0.7 million during the six months ended June 30, 2010 from the sale of the 60% interest in HBNet. The excess of the cash received over the gain recorded ($0.3 million) was applied to reduce the net book value of the Company’s remaining investment in HBNet to $0.2 million, which was then exchanged for the Company’s 40% equity investment in PMN. The investment in PMN is included in other long-term assets in the Company’s consolidated balance sheet as of June 30, 2010, and is accounted for under the equity method of accounting.”

Securities and Exchange Commission
August 30, 2010

*           *           *           *

In responding to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information on these issues, or if we can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. You may reach me at (480) 642-5055.

Sincerely,

Hypercom Corporation

/s/ Douglas J. Reich

Douglas J. Reich
Senior Vice President, General Counsel, Chief
Compliance Officer and Corporate Secretary

cc:           Tamara Tangen, Division of Corporation Finance
Philippe Tartavull
Thomas B. Sabol
Shawn C. Rathje
DLA Piper LLP (US)
Steven D. Pidgeon, Esq. (via e-mail:  steven.pidgeon@dlapiper.com)
Nicole L. Campbell, Esq. (via e-mail:  nicole.campbell@dlapiper.com)